UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Titanium Asset Management Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

U8885X107

(CUSIP Number)

Gregory J. Bynan
Winston & Strawn LLP
35 W. Wacker Drive
Chicago, IL 60601
312-558-7342

  (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 16, 2013

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	U8885X107

1	NAME OF REPORTING PERSON TAMCO Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

	7	SOLE VOTING POWER
NUMBER OF		10,585,400
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,585,400
WITH	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	10,585,400

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	53.6% (1)

14	TYPE OF REPORTING PERSON
	OO
(1) Calculated based on 19,744,824 shares of common stock, $0.0001 par value, of Titanium Asset Management Corp. outstanding as of March 1, 2013, as reported in Titanium Asset Management Corp.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

2

CUSIP No.	U8885X107

1	NAME OF REPORTING PERSON NIS Acquisition LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,585,400
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER
		10,585,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	10,585,400

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	53.6% (1)

14	TYPE OF REPORTING PERSON
	OO
(1) Calculated based on 19,744,824 shares of common stock, $0.0001 par value, of Titanium Asset Management Corp. outstanding as of March 1, 2013, as reported in Titanium Asset Management Corp.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

3

CUSIP No.	U8885X107

1	NAME OF REPORTING PERSON Boyd-TAMCO Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Ohio

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,585,400
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER
		10,585,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	10,585,400

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	53.6% (1)

14	TYPE OF REPORTING PERSON
	OO
(1) Calculated based on 19,744,824 shares of common stock, $0.0001 par value, of Titanium Asset Management Corp. outstanding as of March 1, 2013, as reported in Titanium Asset Management Corp.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

4

CUSIP No.	U8885X107

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission on December 28, 2012 (as amended and supplemented, this “Statement”) on behalf of the Reporting Persons, to furnish the additional information set forth herein. The Statement relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Titanium Asset Management Corp., a Delaware corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the initial Schedule 13D filed with the Securities and Exchange Commission on December 28, 2012.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended by adding the following:

On April 16, 2013, the board of directors of TAMCO Holdings, LLC, a Delaware limited liability company (“TAMCO”), authorized TAMCO to make a proposal to acquire all of the issued and outstanding shares of Common Stock not owned by TAMCO. On April 18, 2013, TAMCO delivered a letter (the “Proposal Letter”) to the board of directors of the Issuer, pursuant to which TAMCO expressed an interest in pursuing a transaction to acquire all of the issued and outstanding shares of Common Stock not owned by TAMCO for $1.00 per share of Common Stock, net to the seller in cash, subject to the terms specified in the Proposal Letter.

There can be no assurance that TAMCO will make any definitive offer to acquire the remaining shares of Common Stock of Issuer or that any such offer, if made, will be accepted or consummated. The transaction contemplated by the Proposal Letter is subject to the approval of the board of directors of the Issuer and any special committee it may form, any requisite shareholder approval under applicable law, and the negotiation, execution and delivery of definitive transaction agreements. The Proposal Letter indicates that TAMCO reserves the right to modify or withdraw the Proposal Letter in its sole discretion.

The foregoing description is a summary of the Proposal Letter and should not be construed as an offer to purchase Common Stock of the Issuer. The foregoing is qualified in its entirety by reference to the full text of the Proposal Letter, a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference. In the event definitive documentation regarding the transaction contemplated by the Proposal Letter is entered into by the Issuer and TAMCO, relevant documents will be filed with the SEC which will contain important information regarding any such transaction. Shareholders will be able to receive and review these documents free of charge at the SEC’s website (www.sec.gov).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Item 4 above is incorporated by reference into this Item 6 of this Statement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 3	Letter, dated April 17, 2013

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CUSIP No.	U8885X107

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2013

TAMCO HOLDINGS, LLC

By:	/s/ Jonathan Hoenecke
Jonathan Hoenecke
Secretary

NIS ACQUISITION LLC

By:	/s/ Jonathan Hoenecke
Jonathan Hoenecke
Secretary

BOYD-TAMCO HOLDINGS, LLC

By:	/s/ Brian L. Gevry
Brian L. Gevry
Chief Executive Officer

6

CUSIP No.	U8885X107

EXHIBIT INDEX

Exhibit	Description

3	Letter, dated April 17, 2013

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